FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For February 24, 2011

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Risk and balance sheet management (continued)

Balance sheet management: Funding and liquidity risk

The Group’s balance sheet composition is a function of the broad array of product offerings and diverse markets served by its Core divisions. The structural integrity of the balance sheet is augmented as needed through active management of both asset and liability portfolios. The objective of these activities is to optimise liquidity transformation in normal business environments while ensuring adequate coverage of all cash requirements under extreme stress conditions.

Diversification of the Group’s funding base is central to the liquidity management strategy. The Group’s businesses have developed large customer franchises based on strong relationship management and high quality service. These customer franchises are strongest in the UK, US and Ireland but extend into Europe, Asia and Latin America. Customer deposits provide large pools of stable funding to support the majority of the Group’s lending. It is a strategic objective to improve the Group’s loan to deposit ratio to 100%, or better, by 2013.

The Group also accesses professional markets funding by way of public and private debt issuances on an unsecured and secured basis. These debt issuance programmes are spread across multiple currencies and maturities to appeal to a broad range of investor types and preferences around the world. This market based funding supplements the Group’s structural liquidity needs and in some cases achieves certain capital objectives.

The table below shows the composition of primary funding sources, excluding repurchase agreements.

	31 December 2010		30 September 2010		31 December 2009
	£m	%	£m	%	£m	%

Deposits by banks
- cash collateral	28,074	3.8	38,084	5.0	32,552	4.0
- other	37,864	5.1	42,102	5.5	83,090	10.3

	65,938	8.9	80,186	10.5	115,642	14.3

Debt securities in issue
- commercial paper	26,235	3.5	30,424	4.0	44,307	5.5
- certificates of deposits	37,855	5.1	50,497	6.6	58,195	7.2
- medium-term notes and other bonds	131,026	17.7	131,003	17.2	125,800	15.6
- covered bonds	4,100	0.6	2,400	0.3	-	-
- other securitisations	19,156	2.6	20,759	2.7	18,027	2.2

	218,372	29.5	235,083	30.8	246,329	30.5

Subordinated liabilities	27,053	3.7	27,890	3.6	31,538	3.9

Total wholesale funding	311,363	42.1	343,159	44.9	393,509	48.7

Customer deposits
- cash collateral	10,433	1.4	9,219	1.2	9,934	1.2
- other	418,166	56.5	411,420	53.9	404,317	50.1

Total customer deposits	428,599	57.9	420,639	55.1	414,251	51.3

Total funding	739,962	100.0	763,798	100.0	807,760	100.0

Risk and balance sheet management (continued)

Balance sheet management: Funding and liquidity risk (continued)

Key points
•	The Group has continued to reduce reliance on wholesale funding and diversify funding sources. Deposits by banks reduced by 18% in Q4 2010 and 43% since 31 December 2009.

•	The Group has increased the proportion of its funding from customer deposits during 2010, from 51% at 31 December 2009 to 58% at 31 December 2010.

•
The Group was able to reduce short-term wholesale funding by £93 billion from £250 billion to £157 billion (including £63 billion of deposits from banks) during the year and from £178 billion at 30 September 2010 (including £77 billion of deposits from banks). Short-term wholesale funding excluding derivative collateral decreased from £216 billion at 31 December 2009 to £129 billion at 31 December 2010.

The table below shows the Group’s debt securities and subordinated liabilities by remaining maturity.

	Debt securities in issue	Subordinated liabilities	Total
	£m	£m	£m	%

31 December 2010
Less than 1 year	94,048	964	95,012	38.7
1-5 years	71,955	9,230	81,185	33.1
More than 5 years	52,369	16,859	69,228	28.2

	218,372	27,053	245,425	100.0

30 September 2010
Less than 1 year	99,714	1,660	101,374	38.5
1-5 years	90,590	10,371	100,961	38.4
More than 5 years	44,779	15,859	60,638	23.1

	235,083	27,890	262,973	100.0

31 December 2009
Less than 1 year	136,901	2,144	139,045	50.0
1-5 years	70,437	4,235	74,672	26.9
More than 5 years	38,991	25,159	64,150	23.1

	246,329	31,538	277,867	100.0

Key points
•	The Group has improved its funding and liquidity position by extending the average maturity of debt securities in issue.

•	The proportion of debt instruments with a remaining maturity of greater than one year has increased in 2010 from 50% at 31 December 2009 to 61% at 31 December 2010.

Risk and balance sheet management (continued)

Balance sheet management: Funding and liquidity risk (continued)

Long-term debt issuances
The table below shows debt securities issued by the Group with an original maturity of one year or more. The Group also executes other long-term funding arrangements (predominately term repurchase agreements) not reflected in the tables below.
					Year ended 31 December 2010
	Quarter ended
	31 March 2010	30 June 2010	30 September 2010	31 December 2010
	£m	£m	£m	£m	£m

Public
- unsecured	3,976	1,882	6,254	775	12,887
- secured	-	1,030	5,286	1,725	8,041
Private
- unsecured	4,158	2,370	6,299	4,623	17,450

Gross issuance	8,134	5,282	17,839	7,123	38,378

					Year ended 31 December 2009
	Quarter ended
	31 March 2009	30 June 2009	30 September 2009	31 December 2009
	£m	£m	£m	£m	£m

Public
- unsecured	-	3,123	4,062	1,201	8,386
- unsecured: guaranteed	8,804	4,520	858	5,481	19,663
Private
- unsecured	1,637	2,654	6,053	4,551	14,895
- unsecured: guaranteed	6,493	2,428	-	6,538	15,459

Gross issuance	16,934	12,725	10,973	17,771	58,403

Risk and balance sheet management (continued)

Balance sheet management: Funding and liquidity risk: Long-term debt issuances (continued)
The table below shows the original maturity and currency breakdown of long-term debt securities issued in 2010.
	£m	%

Original maturity
1-2 years	1,698	4.4
2-3 years	3,772	9.8
3-4 years	5,910	15.4
4-5 years	559	1.5
5-10 years	14,187	37.0
> 10 years	12,252	31.9

	38,378	100.0

Currency

GBP	4,107	10.7
EUR	19,638	51.2
USD	9,760	25.4
Other	4,873	12.7

	38,378	100.0

Key points
•
Term debt issuances exceeded the Group’s original plans of £20-£25 billion in 2010 as investor appetite for both secured and unsecured funding allowed the Group to accelerate plans to extend the maturity profile of its wholesale funding.

•	Execution was strong across G10 currencies and diversified across the yield curve.

•	There were term issuances of £4.5 billion in 2011 to date.

Credit Guarantee Scheme
The table below shows the residual maturity of the Group’s outstanding term funding issued under the UK Government’s Credit Guarantee Scheme at 31 December 2010.

Residual maturity	£m	%

Q1 2011	196	0.5
Q2 2011	1,224	2.9
Q4 2011	18,728	45.2
Q1 2012	15,593	37.6
Q2 2012	5,714	13.8

	41,455	100.0

Key points
•	The Group had £41.5 billion term funding outstanding at 31 December 2010 (2009 - £45.2 billion) of which £20.1 billion matures in 2011.

•	The Group’s funding plan for 2011 incorporates these maturities along with other structural balance sheet changes.

Risk and balance sheet management (continued)

Balance sheet management: Funding and liquidity risk (continued)

Special Liquidity Scheme
The Group does not use the Special Liquidity Scheme (SLS) to fund its business activities. The Group’s outstanding liabilities under the SLS are used to fund elements of its liquidity portfolio. Balances under the SLS continued to reduce in 2010.

Liquidity portfolio
The table below shows the composition of the Group’s liquidity portfolio. The Group has refined the presentation of this portfolio. Treasury bills and other government bonds which were previously reported under the Central Group Treasury portfolio, as well as unencumbered collateral and other liquid assets are now included in their respective asset classes.

	31 December 2010	30 September 2010	30 June 2010	31 December 2009
Liquidity portfolio	£m	£m	£m	£m

Cash and balances at central banks	53,661	56,661	29,591	51,500
Treasury bills	14,529	15,167	16,086	30,010
Central and local government bonds (1)
- AAA rated governments (2)	41,435	31,251	41,865	30,140
- AA- to AA+ rated governments	3,744	1,618	1,438	2,011
- governments rated below AA	1,029	1,189	1,149	1,630
- local government	5,672	5,981	5,692	5,706
	51,880	40,039	50,144	39,487
Unencumbered collateral (3)
- AAA rated	17,836	16,071	16,564	20,246
- below AAA rated and other high quality assets	16,693	22,636	24,584	29,418
	34,529	38,707	41,148	49,664

Total liquidity portfolio	154,599	150,574	136,969	170,661

Notes:
(1)	Includes FSA eligible government bonds of £34.7 billion at 31 December 2010.
(2)	Includes AAA rated US government guaranteed agencies.
(3)	Includes secured assets eligible for discounting at central banks, comprising loans and advances and debt securities.

Key points
•
The Group’s liquidity portfolio increased by £4 billion to £155 billion in the quarter, as the Group increased its holdings of highly rated sovereign securities. The liquidity portfolio at the end of 2009 reflected the build up of liquid assets as a prudent measure ahead of the legal separation of RBS N.V. and ABN AMRO in April 2010.  Following the successful separation, the liquid assets and associated short-term wholesale funding were managed down to business as usual levels.

•
The Group has maintained its liquidity portfolio at or near its strategic target of £150 billion. The final level of the portfolio will be influenced by balance sheet size, maturity profile and regulatory requirements.

•	The Group anticipates that the composition of the liquidity portfolio will vary over time based on changing regulatory requirements and internal evaluation of liquidity needs under stress.

Risk and balance sheet management (continued)

Balance sheet management: Funding and liquidity risk (continued)

Funding and liquidity metrics
The Group continues to improve and augment funding and liquidity risk management practices in light of market experience and emerging regulatory and industry standards. The Group monitors a range of funding and liquidity indicators for the consolidated Group as well as its principal subsidiaries. These metrics encompass short and long-term liquidity requirements under stress and normal operating conditions. Two important structural ratios are described on the following pages.

The table below shows the Group’s net stable funding ratio estimated by applying the Basel III guidance issued in December 2010. This measure seeks to show the proportion of structural term assets which are funded by stable funding including customer deposits, long-term wholesale funding, and equity.

	31 December 2010		30 September 2010		31 December 2009
		ASF(1)		ASF(1)		ASF(1)	Weighting
	£bn	£bn	£bn	£bn	£bn	£bn	%

Equity	76	76	77	77	80	80	100
Wholesale funding > 1 year	154	154	165	165	144	144	100
Wholesale funding < 1 year	157	-	178	-	250	-	-
Derivatives	424	-	543	-	422	-	-
Repurchase agreements	115	-	129	-	106	-	-
Deposits
- Retail and SME - more stable	172	155	168	151	166	149	90
- Retail and SME - less stable	51	41	51	41	50	40	80
- Other	206	103	202	101	199	99	50
Other (2)	98	-	116	-	105	-	-

Total liabilities and equity	1,453	529	1,629	535	1,522	512

Cash	57	-	61	-	52	-	-
Inter bank lending	58	-	60	-	49	-	-
Debt securities:
- < 1 year	43	-	45	-	69	-	-
- central and local governments AAA to AA- > 1 year	89	4	95	5	84	4	5
- other eligible bonds > 1 year	75	15	79	16	87	17	20
- other bonds > 1 year	10	10	7	7	9	9	100
Derivatives	427	-	549	-	438	-	-
Reverse repurchase agreements	95	-	93	-	76	-	-
Customer loans and advances
- < 1 year	125	63	151	75	153	77	50
- residential mortgages >1 year	145	94	142	92	137	89	65
- retail loans > 1 year	22	19	22	19	24	20	85
- other > 1 year	211	211	213	213	241	241	100
Other (3)	96	96	112	112	103	103	100

Total assets	1,453	512	1,629	539	1,522	560

Undrawn commitments	267	13	267	13	289	14	5

Total assets and undrawn commitments	1,720	525	1,896	552	1,811	574
Net stable funding ratio		101%		97%		89%

Risk and balance sheet management (continued)

Balance sheet management: Funding and liquidity risk (continued)

Funding and liquidity metrics (continued)

Notes:
(1)	Available stable funding.
(2)	Deferred tax, insurance liabilities and other liabilities.
(3)	Prepayments, accrued income, deferred tax and other assets.
(4)	Prior periods have been revised to reflect the Basel III guidance.

Key points
•
The Group’s estimated net stable funding ratio improved to 101% at 31 December 2010, from 89% at 31 December 2009 and 97% at 30 September 2010, primarily due to a decrease in wholesale funding with maturity of less than one year and a reduction in customer loans.

•	The Group’s net stable funding ratio calculation will continue to be refined over time in line with regulatory developments.

The table below shows quarterly trends in the loan to deposit ratio and customer funding gap.

	Loan to deposit ratio (1)		Customer funding gap (1)
	Group	Core	Group
	%	%	£bn

31 December 2010	117	96	74
30 September 2010	126	101	107
30 June 2010	128	102	118
31 March 2010	131	102	131
31 December 2009	135	104	142
30 September 2009	142	108	164
30 June 2009	145	110	178
31 March 2009	150	118	225
31 December 2008	151	118	233

Note:
(1)	Excludes repurchase agreements and bancassurance deposits to 31 March 2010 and loans are net of provisions.

Key points
•
The Group’s loan to deposit ratio improved significantly by 900 basis points in the fourth quarter 2010 to 117%. The customer funding gap narrowed by £33 billion in the fourth quarter 2010 and £68 billion over the year, to £74 billion at 31 December 2010, due primarily to a reduction in Non-Core customer loans and increased customer deposits.

•	The loan to deposit ratio for the Group’s Core business at 31 December 2010 improved to 96% from 104% at 31 December 2009.

•	It is a strategic objective to improve the Group’s loan to deposit ratio to 100%, or better, by 2013.

Risk and balance sheet management (continued)

Balance sheet management: Interest rate risk

The tables below show the structural interest rate VaR for the Group’s retail and commercial businesses and other non-traded portfolios by currency.

	Average	Period end	Maximum	Minimum
	£m	£m	£m	£m

31 December 2010	57.5	96.2	96.2	30.0
31 December 2009	85.5	101.3	123.2	53.3

	31 December 2010	31 December 2009
	£m	£m

EUR	32.7	32.2
GBP	79.3	111.2
USD	120.6	42.1
Other	9.7	9.0

Key points
•	Interest rate exposure at 31 December 2010 was slightly lower than at the end of 2009. The exposure in 2010 was on average 33% below the average for 2009.

•	In general, actions taken throughout 2010 to mitigate earnings sensitivity from interest rate movements were executed in US dollars, hence the year on year shift in VaR by currency.

Sensitivity of net interest income
The Group seeks to mitigate the effect of prospective interest rate movements which could reduce future net interest income through its management of market risk in the Group’s retail and commercial businesses, whilst balancing the cost of such hedging activities on the current net revenue stream. Hedging activities also consider the impact on market value sensitivity under stress.

The following table shows the sensitivity of net interest income over the next twelve months to an immediate up and down 100 basis points change to all interest rates.  In addition the table includes a 100 basis point steepening and flattening of the yield curves over a one year horizon.
	31 December 2010	31 December 2009
	£m	£m

+ 100bp shift in yield curves	232	510
– 100bp shift in yield curves	(352)	(687)
Steepener	(30)
Flattener	(22)

Key points
•	The Group executed transactions in 2010 to reduce the exposure to rising rates related to capital raised in December 2009.

•	Actions taken during the year increased the current base level of net interest income, while reducing the Group’s overall asset sensitivity.

Risk and balance sheet management (continued)

Balance sheet management: Structural foreign currency exposures

The Group does not maintain material non-trading open currency positions other than the structural foreign currency translation exposures arising from its investments in foreign subsidiaries and associated undertakings and their related currency funding.

The table below details the Group’s structural foreign currency exposures.

	Net assets of overseas operations	RFS Holdings minority interest	Net investments in foreign operations	Net investment hedges	Structural foreign currency exposures pre-economic hedges	Economic hedges (1)	Residual structural foreign currency exposures
	£m	£m	£m	£m	£m	£m	£m

31 December 2010
US dollar	17,137	2	17,135	(1,820)	15,315	(4,058)	11,257
Euro	8,443	33	8,410	(578)	7,832	(2,305)	5,527
Other non-sterling	5,320	244	5,076	(4,135)	941	-	941

	30,900	279	30,621	(6,533)	24,088	(6,363)	17,725

31 December 2009
US dollar	15,589	(2)	15,591	(3,846)	11,745	(5,696)	6,049
Euro	21,900	13,938	7,962	(2,351)	5,611	(3,522)	2,089
Other non-sterling	5,706	511	5,195	(4,001)	1,194	-	1,194

	43,195	14,447	28,748	(10,198)	18,550	(9,218)	9,332

Note:
(1)	The economic hedges represent US dollar and euro preference shares in issue that are treated as equity under IFRS, and do not qualify as hedges for accounting purposes.

Key points
•
Changes in foreign currency exchange rates will affect equity in proportion to the structural foreign currency exposure. A 5% strengthening in foreign currencies against sterling would result in a gain of £1,270 million (31 December 2009 - £980 million) recognised in equity, while a 5% weakening in foreign currencies would result in a loss of £1,150 million (31 December 2009 - £880 million) recognised in equity.

•
Structural foreign currency exposures have increased in sterling terms due to exchange rate movements and reduced hedging. The increased exposures more effectively offset retranslation movements in RWAs, reducing the sensitivity of the Group’s capital ratios to exchange rate movements.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 24 February 2011

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary